SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Affinion Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

008294209
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209	Schedule 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 818,187 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 818,187 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 818,187 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

(1) Represents 795,965 shares of Common Stock owned by Elliott Associates, L.P. and 22,222 shares of Common Stock issuable upon exercise of Warrants owned by Elliott Associates, L.P. The Reporting Persons (as defined below) are prevented from owning more than 19.9% of the outstanding shares of the issuer without obtaining the consent of the U.K. Financial Conduct Authority.

CUSIP No. 008294209	Schedule 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,738,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,738,649 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,738,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

(1) Represents 1,691,426 shares of Common Stock owned by Elliott International, L.P. and 47,223 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from owning more than 19.9% of the outstanding shares of the issuer without obtaining the consent of the U.K. Financial Conduct Authority.

CUSIP No. 008294209	Schedule 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,738,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,738,649 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,738,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

(1) Represents 1,691,426 shares of Common Stock owned by Elliott International, L.P. and 47,223 shares of Common Stock issuable upon exercise of Warrants owned by Elliott International, L.P. The Reporting Persons (as defined below) are prevented from owning more than 19.9% of the outstanding shares of the issuer without obtaining the consent of the U.K. Financial Conduct Authority.

CUSIP No. 008294209	Schedule 13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

As described in the Current Report on Form 8-K filed by the Issuer on March 5, 2019 (the "Issuer 8-K"), on March 1, 2019, Elliott, Elliott International, certain of their affiliates, and (i) certain other noteholders of Affinion Group, Inc.'s ("Affinion Group") outstanding Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 (the "Existing Notes"), which collectively held, as of such date, approximately $647 million (95%) aggregate principal amount of the outstanding Existing Notes ("Consenting Noteholders"), and (ii) certain other lenders collectively holding approximately $904 million (96%) aggregate principal amount of term loans and revolver loans under the Existing Credit Agreement (as defined in the Issuer 8-K) (the "Consenting Lenders" and together, with the Consenting Noteholders and the Second Lien Commitment Parties (as defined in the Issuer 8-K), the "Consenting Stakeholders") entered into a support agreement, which was amended and restated on March 4, 2019 (as amended, the "Support Agreement") with the Issuer, Affinion Group and certain other subsidiaries of the Issuer. Pursuant to the Support Agreement, each of the Consenting Noteholders agreed to tender its Existing Notes in the Exchange Offer (as defined below) in exchange for its pro rata share of the Issuer's Class M common stock, par value $0.01 per share ("Class M Common Stock"), New Penny Warrants (as defined and described in the Issuer 8-K), as applicable, and the right to participate in its pro rata share of the Rights Offering (as defined below and described in the Issuer 8-K). Such shares of Class M Common Stock will be converted immediately following the consummation of the Exchange Offer as a result of the Merger (as defined below and described in the Issuer 8-K) into shares of common stock, par value $0.000001 per share, of the Issuer (the "New Common Stock").

By executing the Support Agreement, Elliott, Elliott International, certain of their affiliates, and the other Consenting Noteholders each agreed to waive its pre-emptive rights under the Shareholders Agreement, dated as of November 9, 2015, by and between the Issuer and the investors party thereto, as amended (the "Existing Shareholders Agreement") with respect to the Class M Common Stock, New Common Stock and New Penny Warrants to be issued in connection with the Exchange Offer, the Merger, the Investor Purchase Agreement (as defined below), the Pre-Emptive Rights Offer (as defined and described in the Issuer 8-K) and upon the conversion of the New Notes (as defined below).

The Support Agreement contemplates a restructuring through either (i) an out-of-court transaction (the "Recapitalization") consisting of (1) a private offer to exchange (the "Exchange Offer") all of the Existing Notes for (a) shares of Class M Common Stock, which Class M Common Stock will be converted immediately following the consummation of the Exchange Offer as a result of the Merger into shares of New Common Stock and (b) if applicable, the New Penny Warrants or (ii) a prepackaged plan of reorganization (the "Prepackaged Plan") on terms set forth in the Support Agreement (the "In-Court Restructuring"). In the event that, among other things, if by April 6, 2019 (a) holders of 98% of the Existing Notes do not participate in the Exchange Offer or (b) lenders holding 95.5% of the term loans and revolver loans under the Existing Credit Agreement have not agreed to amend the Existing Credit Agreement as contemplated by the Amended Credit Agreement, the Issuer will solicit acceptances from all holders of Existing Notes and lender claims under the Existing Credit Agreement to the Prepackaged Plan.

CUSIP No. 008294209	Schedule 13D/A	Page 6 of 10 Pages

As described in the Issuer 8-K, launching concurrently with the start of the Exchange Offer and Consent Solicitation, the Issuer and Affinion Group will also offer (the "Rights Offering") eligible holders who validly tender the Existing Notes in the Exchange Offer the opportunity to purchase up to $288.0 million aggregate principal amount of new 18.0% Senior PIK Notes due 2024 (the "New Notes") of Affinion Group. The Issuer will also conduct a separate rights offering to eligible holders of 1% or more of the Common Stock (including holders of the Issuer's warrants on an as-exercised basis, assuming full physical settlement) as of March 4, 2019, for up to $12.0 million aggregate principal amount of New Notes. The terms of the New Notes are described in the Issuer 8-K and incorporated herein by reference thereto.

The effectiveness of the Recapitalization is subject to the satisfaction or waiver of closing conditions and may be terminated as described in the Issuer 8-K.

The Support Agreement provides for the terms of a new stockholders' agreement (the "New Stockholders' Agreement"), pursuant to which the Issuer and certain investors, including Elliott, Elliott International, and certain of their affiliates, will enter into the New Stockholders' Agreement to replace the Existing Shareholders Agreement that will be terminated in connection with the Merger. Pursuant to the New Stockholders' Agreement, Elliott, Elliott International, certain of their affiliates, and certain other investors party thereto will hold substantial control over decisions relating to the Issuer following consummation of the Recapitalization, including, subject to receiving regulatory approval, the ability to determine the composition of the Issuer's board of directors and to control other governance and equity liquidity matters in respect of the equity of the Issuer. Subject to receiving regulatory approval and the satisfaction of certain ownership thresholds, the New Stockholders' Agreement will contain the right of Elliott, Elliott International, and certain of their affiliates to nominate three directors, the right of Metro SPV LLC ("Metro SPV") to nominate one director, the right of Mudrick Capital Management, LP ("Mudrick") to nominate one director, a sixth director to be appointed by mutual agreement of Elliott, Metro SPV and Mudrick, and that the Chief Executive Officer shall serve as the seventh director. The Stockholders' Agreement will also contain drag-along rights, tag-along rights, rights of first offer and pre-emptive rights, subject to the thresholds set forth in the Stockholders' Agreement.

The Support Agreement provides for the terms of a new registration rights agreement (the "New Registration Rights Agreement"), pursuant to which the Issuer and certain investors, including the Consenting Stakeholders, will enter into the New Registration Rights Agreement to replace the Issuer's existing Registration Rights Agreement, dated as of November 9, 2015, by and among the Issuer and the holders of the Existing Common Stock (as defined in the Issuer 8-K) and certain holders of Class C/D Common Stock (the "Existing Registration Rights Agreement"), which will be terminated in connection with the Merger. The New Registration Rights Agreement will be substantively similar to the Existing Registration Rights Agreement, except that there shall be no registration rights prior to an initial public offering.

As described in the Issuer 8-K and the Support Agreement, the Support Agreement provides for (i) certain waivers to the terms of the Commitment Letter described in Amendment No. 3 to the Schedule 13D and (ii) the payment of certain fees and premiums contemplated by the Commitment Letter by the issuance of New Notes rather than in cash.

As described in the Issuer 8-K and the Support Agreement, in connection with the consummation of the Recapitalization (the date of such consummation (the "Closing Date"), the Issuer is requesting certain amendments to the Existing Credit Agreement (so amended, the "Amended Credit Agreement") to (i) obtain an extension of the maturity of the Revolving Facility Commitments (as defined in the Existing Credit Agreement) and Term Loans (as defined in the Existing Credit Agreement) existing immediately prior to the consummation of the Recapitalization and (ii) to modify certain other provisions in the Existing Credit Agreement.

CUSIP No. 008294209	Schedule 13D/A	Page 7 of 10 Pages

The forgoing description of the Support Agreement and the transactions contemplated thereby, the New Stockholders' Agreement and the New Registration Rights Agreement do not purport to be complete, and thus are qualified in their entirety by reference to the full texts of such agreements. The form of the Support Agreement (which includes the Stockholders' Agreement and the New Registration Rights Agreement as exhibits) is referenced as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

On March 4, 2019, Elliott, Elliott International, and certain other investors (collectively, in such capacity, the "Financing Parties") entered into the Investor Purchase Agreement with the Issuer and Affinion Group, whereby the Financing Parties (or affiliates of the Financing Parties) agreed to purchase from the Issuer an aggregate principal amount of New Notes that are unpurchased in the Rights Offering.

On the closing of the Exchange Offer, the Issuer shall pay all Financing Parties, in accordance with the terms of the Investor Purchase Agreement, a financing premium of $57 million in aggregate principal amount of New Notes, together with New Common Stock equal to 12.5% of the outstanding New Common Stock as set forth in the Investor Purchase Agreement.

The foregoing description of the Investor Purchase Agreement does not purport to be complete, and thus is qualified in its entirety by reference to the full text of such agreement. The form of the Investor Purchase Agreement is referenced as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

As described in the Issuer 8-K, in connection with the contemplated Exchange Offer, on February 28, 2019, Elliott, Elliott International and other holders of the Issuer's outstanding warrants (the "Existing Penny Warrants") to purchase Common Stock, issued pursuant to that certain Warrant Agreement, dated as of May 10, 2017, by and between the Issuer and American Stock Transfer & Trust Company, LLC, as transfer agent (the "Existing Warrant Agreement"), constituting holders of 66-2/3% of the issued and outstanding warrants, consented to an amendment to the Existing Warrant Agreement as a result of which the Existing Penny Warrants, if unexercised, will be mandatorily exercised immediately following the consummation of the Exchange Offer but immediately prior to the consummation of the Merger.

The foregoing description of the Amendment to the Warrant Agreement does not purport to be complete, and thus is qualified in its entirety by reference to the full text of such agreement. The form of the Amendment to the Warrant Agreement is referenced as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

As described in the Issuer 8-K, immediately following the consummation of the Exchange Offer and the exercises of the Existing Penny Warrants and the Limited Warrant, AGHI Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Issuer ("Merger Sub"), will merge with and into the Issuer with the Issuer as the surviving entity (the "Merger").

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated in their entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 20.3% of the shares of Common Stock outstanding.

CUSIP No. 008294209	Schedule 13D/A	Page 8 of 10 Pages

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,499,454 shares of Common Stock outstanding as of March 1, 2019, which was reported in the Issuer's Schedule 14C filed with the Securities and Exchange Commission on March 5, 2019.

As of the date hereof, Elliott beneficially owned 818,187 shares of Common Stock, including 22,222 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 6.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 1,738,649 shares of Common Stock, including 47,223 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 13.9% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 1,738,649 shares of Common Stock beneficially owned by Elliott International, constituting approximately 13.9% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 2,556,836 shares of Common Stock, including 69,445 shares of Common Stock issuable upon exercise of the Warrants, constituting approximately 20.3% of the shares of Common Stock outstanding.

(c) On February 28, 2019, Elliott exercised Warrants to purchase 659,965 shares of Common Stock and Elliott International exercised Warrants to purchase 1,402,426 shares of Common Stock, each at an exercise price of $0.01. Except for the exercise of Warrants described herein, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Elliott and Elliott International collectively hold approximately $388,600,000 of Existing Notes.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

Exhibit 99.7 -	Form of Amended and Restated Support Agreement, dated as of March 4, 2019, by and among Affinion Group Holdings, Inc., certain of its subsidiaries party thereto, certain noteholders of Affinion Group, Inc.'s outstanding Senior Cash 12.5% / PIK Step-Up to 15.5% Notes due 2022 and certain lenders under Affinion Group, Inc.'s credit agreement dated as of May 10, 2017 (incorporated by reference to Exhibit 10.3 to Affinion Group Holdings, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2019).

CUSIP No. 008294209	Schedule 13D/A	Page 9 of 10 Pages

Exhibit 99.8 -	Form of Amended and Restated Investor Purchase Agreement, dated as of March 4, 2019, by and among Affinion Group Holdings, Inc., Affinion Group, Inc., Elliott and Elliott International, Metro SPV LLC, an affiliate of ICG Strategic Secondaries Advisors LLC, Mudrick Capital Management, LP, affiliates of Empyrean Capital Partners, L.P. and Corbin Capital Partners, L.P. (incorporated by reference to Exhibit 10.6 to Affinion Group Holdings, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2019).

Exhibit 99.9 -	Amendment to the Warrant Agreement, dated as of February 28, 2019, by and among Affinion Group Holdings, Inc., American Stock Transfer & Trust Company, LLC and the holders of two-thirds of the outstanding warrants thereunder (incorporated by reference to Exhibit 10.5 to Affinion Group Holdings, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2019).

CUSIP No. 008294209	Schedule 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 5, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President